As filed with the Securities and Exchange Commission on October 29, 2024

Securities Act File No. 333-280481

Investment Company Act File No. 811-23896

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-2

(Check appropriate box or boxes)

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933	☒
PRE-EFFECTIVE AMENDMENT NO.	☐
POST-EFFECTIVE AMENDMENT NO. 1	☒
REGISTRATION STATEMENT
UNDER THE INVESTMENT COMPANY ACT OF 1940	☒
AMENDMENT NO. 4	☒

MANULIFE PRIVATE CREDIT PLUS FUND

Exact Name of Registrant as Specified in Declaration of Trust

200 Berkeley Street

Boston, MA 02116

Address of Principal Executive Offices (Number, Street, City, State, Zip Code)

617-663-3000

Registrant’s Telephone Number, including Area Code

Christopher Sechler, Esq.

200 Berkeley Street

Boston, MA 02116

Name and Address (Number, Street, City, State, Zip Code) of Agent for Service

Copies of Communications to:

Mark P. Goshko

George J. Zornada

K&L Gates LLP

One Congress Street, Suite 2900

Boston, MA 02114-2023

☐	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.
☒

Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

☐	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.
☐

Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

☐

Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box)

☐	when declared effective pursuant to Section 8(c) of the Securities Act

The following boxes should only be included and completed if the registrant is making this filing in accordance with Rule 486 under the Securities Act.

☐	immediately upon filing pursuant to paragraph (b)
☐	on (date) pursuant to paragraph (b)
☐	60 days after filing pursuant to paragraph (a)
☐	on (date) pursuant to paragraph (a)

If appropriate, check the following box:

☐	This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].
☐

This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:______________

☐

This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:__________________

☒

This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: 333-280481.

Check each box that appropriately characterizes the Registrant:

☒	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).
☐	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).
☐	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).
☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).
☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).
☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”)).
☐

If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

☐	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

EXPLANATORY NOTE

This Post-Effective Amendment No.  1 to the Registration Statement on Form N-2 (File No. 333-280481) of Manulife Private Credit Plus Fund (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C. OTHER INFORMATION

Item 25. Financial Statements and Exhibits

(1) Financial Statements

Included in Part A:

Financial Highlights

Included in Part B:

Financial Statements are incorporated in Part B by reference to the Fund’s; (i)  December 31, 2023 annual shareholder report (audited) on Form N-CSR as filed with the Securities and Exchange Commission (“SEC”) on March 8, 2024 (Accession No 0001683863-24-001274); and (ii) June  30, 2024 semi-annual shareholder report (unaudited) on Form N-CSR as filed with the SEC on September  4, 2024 (Accession No 0001683863-24-005206).

(2) Exhibits

(a)(i)

Agreement and Declaration of Trust dated January  4, 2023 – previously filed as exhibit (a)(i) to the fund’s Registration Statement on Form N-2 filed on August  25, 2023, accession number 0001193125-23-221355.

(a)(ii)

Amendment to Change the Name of the Trust dated July  25, 2023 – previously filed as exhibit (a)(ii) to the fund’s Registration Statement on Form N-2 filed on August  25, 2023, accession number 0001193125-23-221355.

(a)(iii)	Amended and Restated Agreement and Declaration of Trust dated October 9, 2024 – FILED HEREWITH.

(b)	By-Laws dated July 24, 2023 – previously filed as exhibit (b) to the fund’s Registration Statement on Form N-2 filed on August 25, 2023, accession number 0001193125-23-221355.

(c)	Not applicable

(d)	See Item 25(2)(a) and (b).

(e)	Dividend Reinvestment Plan – previously filed as exhibit (e) to the fund’s Registration Statement on Form N-2 filed on August 25, 2023, accession number 0001193125-23-221355.

(f)	Not applicable

(g)(i)	Advisory Agreement, dated August 22, 2023 – previously filed as exhibit (g)(i) to the fund’s Registration Statement on Form N-2 filed on August 25, 2023, accession number 0001193125-23-221355.

(g)(ii)	Subadvisory Agreement, dated August 22, 2023 – previously filed as exhibit (g)(ii) to the fund’s Registration Statement on Form N-2 filed on August 25, 2023, accession number 0001193125-23-221355.

(h)(i)	Distribution Agreement, dated April 17, 2024 – previously filed as exhibit (h)(i) to the fund’s Registration Statement on Form N-2 filed on June 26, 2024, accession number 0001193125-24-168781.

(h)(ii)

Class I Distribution Plan Pursuant to Rule 12b-1, dated April  17, 2024 – previously filed as exhibit (h)(ii) to the fund’s Registration Statement on Form N-2 filed on June  26, 2024, accession number 0001193125-24-168781.

(h)(iii)

Class S Distribution Plan Pursuant to Rule 12b-1, dated April  17, 2024 – previously filed as exhibit (h)(iii) to the fund’s Registration Statement on Form N-2 filed on June 26, 2024, accession number 0001193125-24-168781.

(h)(iv)

Class D Distribution Plan Pursuant to Rule 12b-1, dated April 17, 2024 – previously filed as exhibit (h)(iv) to the fund’s Registration Statement on Form N-2 filed on June  26, 2024, accession number 0001193125-24-168781.

(i)	Not applicable

(j)(i)

Master Custodian Agreement, dated September  10, 2008 – previously filed as exhibit (j)(i) to the fund’s Registration Statement on Form N-2 filed on August  25, 2023, accession number 0001193125-23-221355.

(j)(ii)

Custodian Agreement Notice, dated August  22, 2023 – previously filed as exhibit (j)(ii) to the fund’s Registration Statement on Form N-2 filed on August  25, 2023, accession number 0001193125-23-221355.

(k)(i)

Amendment to the Amended and Restated Service Agreement, dated August  22, 2023 – previously filed as exhibit (k)(i) to the fund’s Registration Statement on Form N-2 filed on August  25, 2023, accession number 0001193125-23-221355.

(k)(ii)

Expense Limitation Agreement, dated August  22, 2023 – previously filed as exhibit (k)(ii) to the fund’s Registration Statement on Form N-2 filed on August  25, 2023, accession number 0001193125-23-221355.

(k)(iii)

Fund of Funds Investment Agreement, dated October  9, 2023 – previously filed as exhibit (k)(iii) to the fund’s Registration Statement on Form N-2 filed on October  23, 2023, accession number 0001193125-23-260771.

(k)(iv)

Master Agreement SS&C Digital Solutions Services by and among SS&C and Funds dated September 25, 2023 – previously filed as exhibit (k)(iv) to the fund’s Registration Statement on Form N-2 filed on October  23, 2023, accession number 0001193125-23-260771.

(k)(v)

Amendment dated October 6, 2023 to the Amended SS&C Digital Solutions Master Agreement dated September  25, 2023 – previously filed as exhibit (k)(v) to the fund’s Registration Statement on Form N-2 filed on October  23, 2023, accession number 0001193125-23-260771.

(k)(vi)

Services Agreement by and among SS&C and Funds dated July  14, 2023 – previously filed as exhibit (k)(vi) to the fund’s Registration Statement on Form N-2 filed on October  23, 2023, accession number 0001193125-23-260771.

(k)(vii)

Amendment One dated October 4, 2023 to the Services Agreement by and among SS&C and Funds dated July  14, 2023 – previously filed as exhibit (k)(vii) to the fund’s Registration Statement on Form N-2 filed on October 23, 2023, accession number 0001193125-23-260771.

(k)(viii)

UMB Treasury Management Services Master Agreement dated May  22, 2008 – previously filed as exhibit (k)(viii) to the fund’s Registration Statement on Form N-2 filed on October 23, 2023, accession number 0001193125-23-260771.

(k)(ix)

Exhibit A Adoption of UMB Fund Services Master Agreement – previously filed as exhibit (k)(ix) to the fund’s Registration Statement on Form N-2 filed on October 23, 2023, accession number 0001193125-23-260771.

(k)(x)

Multiple Class Plan Pursuant to Rule 18f-3, dated April 17, 2024 – previously filed as exhibit (k)(x) to the fund’s Registration Statement on Form N-2 filed on June 26, 2024, accession number 0001193125-24-168781.

(l)

Opinion and Consent of Betsy Anne Seel, dated September  13, 2024 – previously filed as exhibit (l)  to the fund’s Registration Statement on Form N-2 filed on September  13, 2024, accession number 0001193125-24-218804.

(m)	Not applicable

(n)

Consent of Independent Registered Public Accounting Firm, dated September  13, 2024 – previously filed as exhibit (n)  to the fund’s Registration Statement on Form N-2 filed on September  13, 2024, accession number 0001193125-24-218804.

(o)	Not applicable

(p)	Not applicable

(q)	Not applicable

(r)(i)

Code of Ethics dated January 1, 2008 (as revised April 1, 2024) of John Hancock Investment Management LLC, John Hancock Variable Trust Advisers LLC, John Hancock Investment Management Distributors LLC, John Hancock Distributors, LLC, and each open-end fund, closed-end fund, and exchange traded fund advised by a John Hancock advisor– previously filed as exhibit (r)(i) to the fund’s Registration Statement on Form N-2 filed on June 26, 2024, accession number 0001193125-24-168781.

(r)(ii)

Code of Ethics of Manulife (GWAM_GA) dated April  1, 2024 – previously filed as exhibit (r)(ii) to the fund’s Registration Statement on Form N-2 filed on June  26, 2024, accession number 0001193125-24-168781.

(r)(iii)

Code of Ethics for the Independent Trustees of the John Hancock Tender Offer Funds, effective June 15, 2022, amended and restated July 12, 2023 – previously filed as exhibit (r)(iii) to the fund’s Registration Statement on Form N-2 filed on September 13, 2024, accession number 0001193125-24-218804.

(s)	Calculation of Filing Fee Tables – previously filed as exhibit (s) to the fund’s Registration Statement on Form N-2 filed on June 26, 2024, accession number 0001193125-24-168781.

(t)(i)

Power of Attorney for Manulife Private Credit Fund dated May  30, 2024 – previously filed as exhibit (t)(i) to the fund’s Registration Statement on Form N-2 filed on June  26, 2024, accession number 0001193125-24-168781.

(t)(ii)

Power of Attorney for John Hancock Asset-Based Lending Fund, John Hancock Multi-Asset Credit Fund, John Hancock Asset Backed Securities Fund and the Registrant dated September 3, 2024 – FILED HEREWITH.

Item 26. Marketing Arrangements

Distribution Agreement is incorporated by reference herein.

Item 27. Other Expenses of Issuance and Distribution*

Legal fees and expenses	$993,945
Accounting fees and expenses	$10,000
Miscellaneous	$171,498

Total	$1,175,443

Note: All listed amounts are estimates.

*	Does not include organizational and offering costs.

Item 28. Persons Controlled by or Under Common Control with Registrant

None

Item 29. Number of Holders of Securities as of October 1, 2024

Title of Class	Number of Record Holders
Class I Common Shares, par value $0.001	4
Class S Common Shares, par value $0.001	0
Class D Common Shares, par value $0.001	0

Item 30. Indemnification

Reference is made to Article 4 of the Registrant’s Amended and Restated Agreement and Declaration of Trust (the “Agreement and Declaration of Trust”), filed as Exhibit (a)(iii) hereto, and to Paragraph 17 of the Registrant’s Investment Advisory Agreement (the “Advisory Agreement”), which is incorporated by reference herein. The Registrant hereby undertakes that it will apply the indemnification and limitation of liability provisions of the Agreement and Declaration of Trust and the Advisory Agreement in a manner consistent with Release 40-11330 of the SEC under the 1940 Act, so long as the interpretation therein of Sections 17(h) and 17(i) of the 1940 Act remains in effect.

The Registrant’s Distribution Agreement, which is incorporated by reference herein, is expected to contain provisions limiting the liability, and providing for indemnification, of the Trustees and officers under certain circumstances.

The Registrant’s Advisory Agreement, which is incorporated by reference herein, contains provisions limiting the liability, and providing for indemnification, of the Trustees and officers under certain circumstances.

The Registrant’s Trustees and officers are insured under a standard investment company errors and omissions insurance policy covering loss incurred by reason of negligent errors and omissions committed in their official capacities as such.

The Registrant maintains insurance on behalf of any person who is or was an independent trustee, officer, employee or agent of the Registrant against certain liability asserted against and incurred by, or arising out of, his or her position. However, in no event will the Registrant pay that portion of the premium, if any, for insurance to indemnify any such person for any act for which the Registrant itself is not permitted to indemnify.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in this Item 30, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of Investment Advisor

For information as to the business, profession, vocation or employment of a substantial nature of each of the directors and executive officers of the Advisor and the Subadvisor, reference is made to the information set forth under: (i) the caption “Investment Advisory and Other Services” in the Statement of Additional Information; (ii) Item 6 of the Form ADV Part II of John Hancock Investment Management LLC (File No. 801-8124) filed with the SEC; and (iii) Item 6 of the Form ADV Part II of Manulife Investment Management (US) LLC (File No. 801-42023) filed with the SEC, all of which are incorporated herein by reference.

Item 32. Location of Accounts and Records

All accounts, books, and other documents required to be maintained by Section 31(a) of the 1940 Act and the rules thereunder are maintained at the offices of:

(1)	the Registrant, Manulife Private Credit Plus Fund, 200 Berkeley Street, Boston, Massachusetts, 02116;

(2)	the Custodian, State Street Bank and Trust Company, State Street Financial Center, One Congress Street, Suite 1, Boston, Massachusetts 02114; and

(3)

the Advisor, John Hancock Investment Management LLC, 200 Berkeley Street, Boston, Massachusetts, 02116, and the Subadvisor, Manulife Investment Management (US) LLC, 197 Clarendon Street Boston, Massachusetts 02116.

Item 33. Management Services

Not applicable

Item 34. Undertakings

1.	Not applicable

2.	Not applicable

3.	The Registrant undertakes:

(a)	To file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(1)

to include any prospectus required by Section 10(a)(3) of the Securities Act; (2) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and (3) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b)

That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d)

That, for the purpose of determining liability under the Securities Act to any purchaser, (1) if the Registrant is relying on Rule 430B: (A) Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and (B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or (2) if the Registrant is subject to Rule 430C: each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)

That, for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;

(2)	free writing prospectus relating to the offering prepared by our on behalf of the undersigned Registrant or used or referred to by the undersigned Registrants;

(3)

the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(4)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

4.	Not applicable

5.	Not applicable

6.	Not applicable

7.

The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of an oral or written request, its prospectus or Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Post Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston and the Commonwealth of Massachusetts, on the 29th day of October, 2024.

Manulife Private Credit Plus Fund

By:	/s/ Andrew G. Arnott
Name:	Andrew G. Arnott
Title:	President and Trustee

Pursuant to the requirements of the Securities Act of 1933, this Post Effective Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ Andrew G. Arnott	President and Trustee	October 29, 2024
Andrew G. Arnott

/s/ Fernando A. Silva	Chief Financial Officer	October 29, 2024
Fernando A. Silva	(Principal Financial Officer and Principal Accounting Officer)

/s/ Grace K. Fey*	Trustee	October 29, 2024
Grace K. Fey

/s/ William H. Cunningham*	Trustee	October 29, 2024
William H. Cunningham

/s/ Hassell H. McClellan*	Trustee	October 29, 2024
Hassell H. McClellan

* By: Power of Attorney.

By:	/s/ Betsy Anne Seel
Betsy Anne Seel Attorney-In-Fact

*	Pursuant to Power of Attorney filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Post Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston and the Commonwealth of Massachusetts, on the 29th day of October, 2024.

Manulife Private Credit Fund

By:	/s/ Ian Roke
Name:	Ian Roke
Title:	President and Trustee

Pursuant to the requirements of the Securities Act of 1933, this Post Effective Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ Ian Roke	President and Trustee	October 29, 2024
Ian Roke

/s/ Heidi Knapp	Chief Financial Officer	October 29, 2024
Heidi Knapp	(Principal Financial Officer and Principal Accounting Officer)

/s/ Grace K. Fey*	Trustee	October 29, 2024
Grace K. Fey

/s/ Deborah C. Jackson*	Trustee	October 29, 2024
Deborah Jackson

/s/ Hassell H. McClellan*	Trustee	October 29, 2024
Hassell H. McClellan

* By: Power of Attorney

By:	/s/ Betsy Anne Seel
Betsy Anne Seel Attorney-In-Fact

*	Pursuant to Power of Attorney previously filed with the Trust’s Registration Statement on Form N-2 filed on June 26, 2024, accession number 0001193125-24-168781.

EXHIBIT INDEX

(a)(iii)	Amended and Restated Agreement and Declaration of Trust, dated October 9, 2024

(t)(ii)	Power of Attorney for John Hancock Asset-Based Lending Fund, John Hancock Multi-Asset Credit Fund, John Hancock Asset Backed Securities Fund and the Registrant dated September 3, 2024